UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Accuray Incorporated
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

004397105
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Larry N. Feinberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 20,000
	6	SHARED VOTING POWER 2,868,425
	7	SOLE DISPOSITIVE POWER 20,000
	8	SHARED DISPOSITIVE POWER 2,868,425

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,888,425
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.00%
12	TYPE OF REPORTING PERSON (See Instructions) IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oracle Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,980,790
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,980,790

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,980,790
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.74%
12	TYPE OF REPORTING PERSON (See Instructions) PN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oracle Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,239,490
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,239,490

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,239,490
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.10%
12	TYPE OF REPORTING PERSON (See Instructions) OO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oracle Investment Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 612,235
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 612,235

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 612,235
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.85%
12	TYPE OF REPORTING PERSON (See Instructions) CO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oracle Institutional Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 258,700
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 258,700

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 258,700
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.36%
12	TYPE OF REPORTING PERSON (See Instructions) PN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oracle Offshore Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON (See Instructions) OO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oracle Ten Fund Master, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 531,235
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 531,235

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 531,235
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.74%
12	TYPE OF REPORTING PERSON (See Instructions) OO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oracle Investment Management, Inc. Employees’ Retirement Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 81,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 81,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 81,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.11%
12	TYPE OF REPORTING PERSON (See Instructions) EP

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Feinberg Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 16,700
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 16,700

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,700
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.02%
12	TYPE OF REPORTING PERSON (See Instructions) OO

This Amendment No. 1 to Schedule 13G (this "Amendment No. 1") is being filed with respect to the Common Stock, par value $.001 (“Common Stock”) of Accuray Incorporated, a Delaware corporation (the “Company”), to amend the Schedule 13G filed on February 9, 2012 (as so amended, the “Schedule 13G”), in accordance with the annual amendment requirements. Capitalized terms used but not defined herein have the meaning ascribed thereto in the Schedule 13G.

Item 4.	Ownership:

Item 4 of the Schedule 13G is hereby amended and restated as follows:

The beneficial ownership of Common Stock by the Reporting Persons, as of the date of this Amendment No. 1, is as follows:

The percentage of shares owned is based upon the 72,273,072 shares of the Issuer’s Common Stock issued and outstanding as of January 25, 2013, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q for the quarter ended December 31, 2012, filed with the Securities and Exchange Commission on February 6, 2013.

The beneficial ownership of the Reporting Persons is set forth below. This filing and any future amendments hereto shall not be considered an admission that any Reporting Person is a beneficial owner of shares beneficially owned by any other Reporting Person named herein.

A.	Larry Feinberg

(a) Amount beneficially owned: 2,888,425

(b) Percent of class: 4.00%

(c) Number of shares as to which such person has:

  (i)   Sole power to vote or direct the vote: 20,000

  (ii)  Shared power to vote or direct the vote: 2,868,425

  (iii) Sole power to dispose or direct the disposition: 20,000

  (iv) Shared power to dispose or direct the disposition: 2,868,425

B.	Oracle Associates, LLC

(a) Amount beneficially owned: 2,239,490

(b) Percent of class: 3.10%

(c) Number of shares as to which such person has:

  (i)   Sole power to vote or direct the vote: 0

  (ii)  Shared power to vote or direct the vote: 2,239,490

  (iii) Sole power to dispose or direct the disposition: 0

  (iv) Shared power to dispose or direct the disposition: 2,239,490

C.	Oracle Investment Management, Inc.

(a) Amount beneficially owned: 612,235

(b) Percent of class: 0.85%

(c) Number of shares as to which such person has:

  (i)   Sole power to vote or direct the vote: 0

  (ii)  Shared power to vote or direct the vote: 612,235

  (iii) Sole power to dispose or direct the disposition: 0

  (iv) Shared power to dispose or direct the disposition: 612,235

D.	Oracle Partners, LP

(a) Amount beneficially owned: 1,980,790

(b) Percent of class: 2.74%

(c) Number of shares as to which such person has:

  (i)   Sole power to vote or direct the vote: 0

  (ii)  Shared power to vote or direct the vote: 1,980,790

  (iii) Sole power to dispose or direct the disposition: 0

  (iv) Shared power to dispose or direct the disposition: 1,980,790

E.	Oracle Institutional Partners, LP

(a) Amount beneficially owned: 258,700

(b) Percent of class: 0.36%

(c) Number of shares as to which such person has:

  (i)   Sole power to vote or direct the vote: 0

  (ii) Shared power to vote or direct the vote: 258,700

  (iii) Sole power to dispose or direct the disposition: 0

  (iv) Shared power to dispose or direct the disposition: 258,700

F.	Oracle Offshore Limited

(a) Amount beneficially owned: 0

(b) Percent of class: 0%

(c) Number of shares as to which such person has:

  (i)   Sole power to vote or direct the vote: 0

  (ii)  Shared power to vote or direct the vote: 0

  (iii) Sole power to dispose or direct the disposition: 0

  (iv) Shared power to dispose or direct the disposition: 0

G.	Oracle Ten Fund Master, LP

(a) Amount beneficially owned: 531,235

(b) Percent of class: 0.74%

(c) Number of shares as to which such person has:

  (i)   Sole power to vote or direct the vote: 0

  (ii)  Shared power to vote or direct the vote: 531,235

  (iii) Sole power to dispose or direct the disposition: 0

  (iv) Shared power to dispose or direct the disposition: 531,235

H.	Oracle Investment Management, Inc. Employees’ Retirement Plan

(a) Amount beneficially owned: 81,000

(b) Percent of class: 0.11%

(c) Number of shares as to which such person has:

  (i)   Sole power to vote or direct the vote: 0

  (ii)  Shared power to vote or direct the vote: 81,000

  (iii) Sole power to dispose or direct the disposition: 0

  (iv) Shared power to dispose or direct the disposition: 81,000

I.	The Feinberg Family Foundation

(a) Amount beneficially owned: 16,700

(b) Percent of class: 0.02%

(c) Number of shares as to which such person has:

  (i)   Sole power to vote or direct the vote: 0

  (ii)  Shared power to vote or direct the vote: 16,700

  (iii) Sole power to dispose or direct the disposition: 0

   (iv) Shared power to dispose or direct the disposition: 16,700

Item 5.	Ownership of Five Percent or Less of a Class:

Item 5 of the Schedule 13G is hereby amended and restated as follows:

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      February 11, 2013

/s/ Larry Feinberg
Larry Feinberg, Individually

ORACLE ASSOCIATES, LLC

By:	/s/ Larry Feinberg
Larry Feinberg, Managing Member

ORACLE PARTNERS, LP
By: ORACLE ASSOCIATES, LLC, its general partner

By:	/s/ Larry Feinberg
Larry Feinberg, Managing Member

ORACLE INVESTMENT MANAGEMENT, INC

By:	/s/ Larry Feinberg
Larry Feinberg, President

ORACLE INSTITUTIONAL PARTNERS, LP
By: ORACLE ASSOCIATES, LLC, its general partner

By:	/s/ Larry Feinberg
Larry Feinberg, Managing Member

ORACLE TEN FUND MASTER, LP
By: ORACLE ASSOCIATES, LLC, its general partner

By:	/s/ Larry Feinberg
Larry Feinberg, Managing Member

ORACLE OFFSHORE LIMITED

By:	/s/ Larry Feinberg
Larry Feinberg, Director

THE FEINBERG FAMILY FOUNDATION

By:	/s/ Larry Feinberg
Larry Feinberg, Trustee

ORACLE INVESTMENT MANAGEMENT, INC. EMPLOYEES’ RETIREMENT PLAN

By:	/s/ Aileen Wiate
Aileen Wiate, Trustee

Exhibit Index

99.1	Joint Filing Agreement, dated February 11, 2013, by and among, Oracle Associates, LLC, Oracle Partners, LP, Larry Feinberg, Oracle Institutional Partners, LP, Oracle Offshore Limited, Oracle Ten Fund Master, LP, Oracle Investment Management, Inc., Oracle Investment Management, Inc. Employees’ Retirement Plan, and The Feinberg Family Foundation.